Goodwin Procter LLP Counsellors at Law New York Times Building 620 Eighth Avenue New York, NY 10018	T: 212.813.8800 F: 212.355.3333 goodwinprocter.com

October 30, 2015

VIA EDGAR AND OVERNIGHT MAIL

Ms. Sonia Gupta Barros Assistant Director U.S. Securities and Exchange Commission Division of Corporation Finance – Office of Real Estate & Commodities 100 F Street, N.E. Washington, D.C. 20549-3010

Re:	Fundrise Real Estate Investment Trust, LLC Draft Offering Statement on Form 1-A

Amendment No. 4 to Draft Offering Statement on Form 1-A

Submitted October 2, 2015
CIK No. 0001645583

Dear Ms. Barros:

This letter is submitted on behalf of Fundrise Real Estate Investment Trust, LLC (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated October 16, 2015 (the “Comment Letter”) with respect to Amendment No. 4 to the Company’s draft Offering Statement on Form 1-A (CIK No. 0001645583) submitted for non-public review pursuant to Rule 252(d) of Regulation A under the Securities Act of 1933, as amended, to the Commission on October 2, 2015, relating to the Company’s offering of up to $50,000,000 in common shares (the “Offering Statement”). The responses provided are based upon information provided to Goodwin Procter LLP by the Company. The Company is concurrently submitting for non-public review Amendment No. 5 to the draft Offering Statement (the “Amended Submission”), which includes changes in response to the Staff’s comments. We have enclosed with this letter a marked copy of the Amended Submission, which was submitted today by the Company via EDGAR, reflecting all changes to the Offering Statement.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in italics herein with responses immediately following each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Offering Statement, and page references in the responses refer to the Amended Submission. Defined terms used herein but not otherwise defined have the meanings given to them in the Amended Submission.

Ms. Sonia Gupta Barros

Division of Corporation Finance

October 30, 2015

Any adverse changes in Fundrise, LP’s financial health could result in Fundrise, LP being unable to fund its distribution support commitment, which could adversely impact our operating performance and the return on your investment, page 23

1.	Please revise the second paragraph of this risk factor to eliminate reference to a distribution amount of 15%.

Response to Comment No. 1

In response to the Staff’s comment, the Company has revised the second paragraph of the abovementioned disclosure on page 23 of the Amended Submission to eliminate reference to a distribution amount of 15%.

Estimated Use of Proceeds, page 50

2.	Footnote 1 indicates that there is no minimum amount required in order to have an initial closing, however, you also state that if you do not raise $1,000,000 within 12 months you will cancel the offering and release all investors from their commitments. Please reconcile this disclosure. In this regard, we note your reference to a $1,000,000 million minimum sales threshold on page 124 and in your Form of Subscription Agreement. Please revise the disclosure on page 50 or tell us how the $1,000,000 referenced amount does not create a minimum sales threshold.

Response to Comment No. 2

In response to the Staff’s comment, the Company has revised Footnote 1 on page 50 of the Amended Submission.

Shared Services Agreement, page 53

3.	It appears that the shared services agreement may be a material contract required to be filed. Please revise your Index to Exhibits and file the shared services agreement with a future amendment or advise us why you do not believe it is required to be filed. Refer to Item 17 of Form 1-A.

Response to Comment No. 3

In response to the Staff’s comment, the Company respectfully notes that the shared services agreement was previously submitted as Exhibit 6.3 to the Offering Statement and listed as Exhibit 6.3 in the Exhibit Index. The Company is re-filing the shared services agreement with the Amended Submission.

Ms. Sonia Gupta Barros

Division of Corporation Finance

October 30, 2015

4.	On page 53 you state that “[t]he fee paid by our Manager pursuant to the shared services agreement will not constitute a reimbursable expense under our operating agreement.” In contrast, on page 14 you state that “[t]he expense reimbursements that we will pay to our Manager also include expenses incurred by our sponsor in the performance of services under the shared services agreement.” Similar disclosure is presented on page 6. Please revise to reconcile these statements or advise.

Response to Comment No. 4

In response to the Staff’s comment, the Company respectfully submits that the reimbursement referenced on page 53 is different from the reimbursement obligations of the Company discussed presented on pages 6 and 14.

Page 53 relates to the fee paid by our Manager to Rise Companies Corp. (i.e., the Sponsor) pursuant to the shared services agreement and affirmatively states that the Company will not be required to reimburse the Manager for any fees it pays to the Sponsor.

Pages 6 and 14, are meant to discuss the expenses for which the Manager is entitled to receive reimbursement from the Company and explains that if the Manager is entitled to reimbursement for such expenses under the operating agreement, that the Sponsor is also entitled to seek reimbursement from the Manager for such expenses under the shared services agreement, whether provided to the Manager on behalf of the Company or directly to the Company.

We have revised the disclosure on page 53 of the Amended Submission to clarify this distinction.

Minimum Purchase Requirements, page 126

5.	We note that your Manager may waive or modify the minimum investment requirement in its sole discretion. Please revise to explain the factors the Manager will take into account in deciding whether to waive the minimum investment requirement and tell us how you will notify investors if you waive or modify the minimum investment requirement.

Response to Comment No. 5

In response to the Staff’s comment, the Company has determined to eliminate the Manager’s ability to waive or modify the minimum investment requirement. The Amended Submission has been revised throughout to reflect this change.

Ms. Sonia Gupta Barros

Division of Corporation Finance

October 30, 2015

Exhibits

6.	We note that you filed a number of “form of” agreements. We also note that significant disclosure in the offering circular relates to terms contained in the form of exhibits. Please confirm that the final agreements will be the same in all material respects to the “form of” agreements on file. We also note that exhibit 2.2 is an unexecuted copy of the company’s Operating Agreement. Please file the executed copy or advise.

Response to Comment No. 6

In response to the Staff’s comment, the Company confirms that the final agreements will be the same in all material respects to the form of agreements on file. If the agreements are modified in any material way, the Company will re-file the form of agreements. Additionally, the Company will file an executed copy of the operating agreement.

Telephone Comments

7.	Please confirm that the accountant’s consent will be filed together with the initial public filing of the Offering Statement.

Response to Comment No. 7

The Company has confirmed that the accountant’s consent will be filed together with the initial public filing of the Offering Statement. In addition, we have supplementally included with this letter a draft of such consent for the Staff’s review.

8.	In connection with the Investment Company Act of 1940, as amended (the “Investment Company Act”), please revise the Offering Statement to include: (i) an explanation of the interpretation of voting securities with respect to entities that do not have a board of directors; (ii) risk factors relating to Section 3(c)(5)(C) of the Investment Company Act; (iii) a description of qualifying real estate assets; and (iv) the miscellaneous “clean-up” comments discussed with the Staff.

Response to Comment No. 8

In response to the Staff’s comments, the Amended Submission has been revised throughout to include: (i) an explanation of the interpretation of voting securities with respect to entities that do not have a board of directors; (ii) risk factors relating to Section 3(c)(5)(C) of the Investment Company Act; (iii) a description of qualifying real estate assets; and (iv) the miscellaneous “clean-up” comments.

Ms. Sonia Gupta Barros

Division of Corporation Finance

October 30, 2015

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (212) 813-8842 or Bjorn J. Hall at (202) 584-0550.

Sincerely,

/s/ Mark Schonberger
Mark Schonberger

cc:	Via E-mail
Benjamin S. Miller, Chief Executive Officer

Bjorn J. Hall, General Counsel and Secretary

Michael S. McCord, Controller

Rise Companies Corp.

Draft Accountant’s Consent

---PRELIMINARY DRAFT--- For Review and Discussion --Subject to Change— Not to be Reproduced	1861 International Drive Suite 400 McLean, VA 22102 T +1 703 336 6400 F +1 703 336 6401 www.rsmus.com

Consent of Independent Auditor

We consent to the use in this Regulation A Offering Circular on Form 1-A of Fundrise Real Estate Investment Trust, LLC of our report dated June 19, 2015, relating to our audit of the balance sheet as of May 31, 2015.

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McLean, Virginia

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